UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING HELD ON JULY 4th, 2025

DATE, TIME, AND PLACE: July 04th, 2025, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 96.16% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of June 04, 05 and 06, 2025.

AGENDA: (a) To FIXATE the number of members that will compose the Board of Directors of the Company; (b) To ELECT one (1) new member to compose the Board of Directors of Santander Brasil; and (c) Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on June 03, 2025; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on July 03, 2025, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(i)         TO FIXATE by majority, with 3,645,358,940 favorable votes, 17,417 against votes and 56,957 abstentions, the number of eleven (11) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2027.

(ii)        ELECT, by majority, with 3,643,429,328 favorable votes, 1,930,009 against votes and 73,977 abstentions, as a member of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2027 Ordinary General Meeting, Mr. Nitin Prabhu, american, married, administrator, holder of the American Passport A37166580, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Pereda Building, 1ª Planta, 28660, Boadilla del Monte, Madrid, Spain.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board member hereby elected, (i) is not involved in any crime that prevents her from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (ii) meets the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iii) will only take office in the position for which she has been elected after the authorization of its election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(iii)       Due to the resolution in the previous item, CONFIRM, by majority, with 3,577,158,687 favorable votes, 33,185 against votes and 68,241,442 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2027 Ordinary General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Mr. Nitin Prabhu  is authorized by the Central Bank of Brazil and takes office:

Name	Position
Deborah Stern Vieitas	President (independent)
Javier Maldonado Trinchant	Vice president
Cristiana Almeida Pipponzi	Director (independent)
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
José de Paiva Ferreira	Director (independent)
Mario Roberto Opice Leão	Director
Nitin Prabhu	Director
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

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CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; ANDRE LUIZ DE CARVALHO ARIANO; CLAUDIO ZATTERA; EDILSON SILVA DOS SANTOS; MATEUS HENRIQUE NERY DE SANTANA; MANUEL NACIMIENTO GONZALEZ NETO; MIGUEL HLEBCZUK JUNIOR; MARCOS JOSE DE PAULA; GERALDO MANOEL MELLO; FERNANDO PACHECO BARBOSA; ANTONIO PAULO LIMA DE CARVALHO; CARLOS FONSECA AVILA; JAIR PRIORI MINHARO; LUEDNA DIAS SANTOS; GABRIEL DE ALCANTARA ANDRADE; CARLOS ALBERTO FERREIRA; CIRCE DE NADAI COELHO STRADIOTTO; JEAN ALLEF MACHADO; FABIO FEITOZA DA SILVA; ARLISON ANDRADE DO VALE; LAERCIO PERES; GEORGE CORDEIRO DA SILVA; FRANCISCO OLAVIO TEIXEIRA COUTINHO; ALEX SANDRO GONZAGA PEREIRA; MATHEUS SALGUEIRO FARIAS; ANDRE MARINO KULLER; JOSE ROBERTO RODRIGUES JUNIOR; WESLEY DINIZ; DANIEL GARCEZ SANT ANA; NILMA SILVA DO NASCIMENTO; VALMIR DE PINHO ANDRADE; JOSE ANTONIO DA SILVEIRA; FABIO COSME RODRIGUES DOS SANTOS; VIDALVO SILVINO DA COSTA FILHO; MIQUEIAS RAUPP SCHARDOSIM; WILMAR KLEEMANN; CLEBER LINCOLN ANDRADE COSTA; ALEXANDRE DIAS DOS SANTOS; VALDENIR RODRIGUES; NICOLAS CORDEIRO MENESES; PEDRO CARLOS COSENTINO; WILLIAM DA SILVA MEIRA; SALVADOR FERNANDES DE JESUS JUNIOR; PEDRO BERNARDINELLI JUNIOR; ESIO ARLINDO BRAGA; THOMAS MAGNO DE JESUS SILVEIRA; DIOGENES CORDEIRO MOTA; LUCAS ORLANDO CRESPO; EDSON DOS SANTOS VASCONCELOS; DIOGO DE OLIVEIRA DIAS; DENILSON DONOLATO; FERNANDO SILVA SANTOS; JOAO MERLO FILHO; MICHELLE DE SOUZA LEITE; ANDRE DE SOUZA; CIBELI CAMPOS CAMARGO; WELISSON BATISTA FRAMBOLZ; JOSE GUILHERME GOMES DE LIMA; SILVIO JOSE FERREIRA; PRISCILA DA SILVA NASCIMENTO; LUIZ CARLOS SANTOS DE BARROS; FRANCISCO PAULO DA SILVA; ADILSON CARLOS BETTI; MARCOS HEBB FERNANDES DOS ANJOS; JERONIMO SILVA DUDA; MARCELO ALEX MONTEIRO DA SILVA; MATHEUS EDUARDO NELLES DA SILVA; LUCIANO MICHAEL DE SOUZA; LEOPOLDO DE SOUZA FERREIRA; KLEBER ALMEIDA RAMOS DE JESUS; GABRIEL TEIXEIRA SILVA; LUIZ EUCLIDES COELHO; ANA CRISTINA DUARTE BACH; CLOVIS GARCIA MARCONDES; PAULO HENRIQUE SANTOS LAGE; WILIAN COMUNE BARBOSA; RAFAEL NERY DOS SANTOS; WESLENE MARIA AMSTUTZ; JOSE REGINALDO DE ARAUJO MONTEIRO; RODRIGO MENDONCA BRAVO; TAUA SILVA BORGENS; ADEMAR RAMOS NASCIMENTO; EVERTON HERMES SOUZA ALVES; ANDERSON LUIS FELIX DO NASCIMENT; ROGER MARCELO SIMONATO DE CARVALHO; ALPHA ADMINISTRACAO DE BENS PROPRIOS LTDA; ANDRE LUIZ DE DEUS BARBOSA; NIEMEYER VICENTE DA SILVA; LUCIO MARCELO DE ANDRADE; EDVALDO LEMOS DE JESUS; MARCO ANTONIO FERNANDES RAMOS; THIAGO VALENTIM PIXITORI CARDOSO; ALANDERSON RODRIGUES DE OLIVEIRA; HORST MARTINELLI; MAILDA GERMANO CAVALCANTI; ALVARO GOMES; ALMIR ALCUCIO GOUVEA; GLEYSON DA SILVA SANTOS; WESLEI GUADALUPE DE SOUZA; IVONEI MOREIRA DUARTE; SILAS MARIANO DE ALMEIDA; ANDRE LUIS PINHEIRO; RICARDO WATSON CAIRO JUNIOR; ANA LEA ALVES OLIVEIRA JACOB; JOAQUIM CARLOS DE ALMEIDA OLIVEIRA E CRUZ; GENILSON ALVES DOS SANTOS; MIGUEL ANTONIO MARCON; ANDRE LUIZ REVA; YANA MARIA FERNANDES DA CUNHA; MARCELO DE MELO ABDO GANEU; LUIS ANTONIO MACHADO PACHECO; PEDRO TELES DE OLIVEIRA FILHO; VAGNER PINHEIRO CARINI; LUIZ AUGUSTO CARRARO; MATHEUS FELIX MARQUES; ROGER LEONEL MACIEL

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CONCEICAO; ANSELMO CANATO NETO; JOSE CARLOS GALRAO PERDIZ; DIMAS CEZAR RONQUINI; ANTONIO ALEXANDRE VASQUES PIRES; EVERTON MELLO SOTO; LUCIO ANDRE ZORTEA; ANTONIO FRANCISCO PAIVA; AMANDA MORAIS DE LIMA; SOLON JOSE DE OLIVEIRA LEITE; JORGE EDUARDO FOUTO MATIAS; FLAVIO HENRIQUE DE LIMA; GIOVANNA PASSOS FRANCO DA ROSA; EMERSON RODRIGO LACERDA; ELIAS GERALDO TOMAZ DE SOUZA; JOAO COMARIM FILHO; SUELY MARICKO MATISUSHITA; CARLOS HENRIQUE STEIL; MACIO MESSIAS DE SOUZA; JORGE KUINSLER; AILTON APARECIDO MATTOS DA SILVA; PABLO MARANHAO CASUSA; THEO SHODI NISHIMURA; JOSE EDCLER DA SILVA BRITO; EDUARDO CARDOSO BRAGA; MARCIO PULCINELLI DOS SANTOS; EDVANDRO AMANCIO DOS SANTOS; WILLIAM DE LIMA SANTOS; MARCELO JOVANI D ALMARCO; FERNANDO QUEIROZ SANTA MARTA; MARCELO DOS SANTOS DE MELO; ARISTEU FOGACA DOS SANTOS; JOSIEL DA CRUZ MACHADO; EDUARDA RODRIGUES DOS SANTOS; ADRIANO MAGNO MARTINS; PAULO CESAR FERREIRA E SILVA; EDSON WILSON DIAS LAMEIRAO; JOAQUIM TADEU PETIZ; GILBERTO DA SILVA LUCENA; LUIZ HENRIQUE MIRANDA FAZAN; HITALO LEAL DOS SANTOS; LUCAS MAGNO RESENDE COELHO; PAULO CARVALHO GREGORIO; GERSON NUNES; JOSE FRANCISCO DOS SANTOS FILHO; ATHOS RUAS BATISTA; SACHA MEDEIROS DO AMARAL; WAGNER LEONARDI; ALEXANDRE BISEWSKI; FABIANO DE SOUZA FREIRE; ANDRE LUIZ CAMILOTTI; LUIS ROGERIO PESTANA; REINALDO CAMPOS; MARCELO BERBEL DE VITA LOPES; EGIDIO JOSE FARIA; FABRICIO RIBEIRO GUIMARAES; NORMANDO SOBRAL PEREIRA CARDOSO; MAURICIO ROSSETO CLAUDIANO; RENATO GOULART RODRIGUES; VANUZA MARCIA FRANCA DE MELO; JULIANO PEREIRA DA SILVA; VALDICLECIO FERREIRA DE ALMEIDA; EMERSON CARLOS DOS SANTOS; MOISES PEREIRA LIMA; FRANCISCA DAS CHAGAS DO NASCIMENTO; VALTER ANTONIO GONCALVES MUCHERONI; FRANCISCO DE ASSIS FERREIRA ALMEIDA; RAFAEL RIBEIRO DE SOUZA; CASSIA HIROMI ONO; BRENDA SILVA GAROFALO; MAURO SIMONETTI; ALDRIN DE CASTRO SILVA AGRA; MARIA DO SOCORRO LINHARES PINHEIRO; ODAIR MORENO; ANDERSON FERREIRA DA SILVA; BRUNO MENEZES PEREIRA; EMERSON LUIZ VIEIRA; BERNARDO MORENO DE OLIVEIRA; IVAN XAVIER DE SOUZA; ANDRE LUIS CANARIO DA CONCEICAO; MARCELO BONESSO; ALISON SANTOS AS; FLAVIO AUGUSTO VIANA; VICENTE BERGAMO JUNIOR; CELSO VASCONCELOS; GERMANO SORIANO DE AS; EDNEIDE GOMES DE OLIVEIRA; MUNIR YAZBEK; DAVI FONSECA DA SILVA; RONALDO EBERT SINHORINI; GUILHERME JESUS ABBARI; ALEXANDRE VINICIUS DE CARVALHO MARQUES; EDNEI JOSE VECCHIATO; TIAGO DINIZ VIEIRA; CARLOS ALBERTO BATISTA DA SILVA; MARCELO DE CASSIO BENTO; RODRIGO FRAY DA SILVA; FERNANDO MANUEL DA CUNHA MELO SILVA RANGEL; SILVIO DOS SANTOS BRAGA; JOSE APARECIDO RODRIGUES DE OLIVEIRA; ALCIMAR DOS SANTOS NASCIMENTO; MARCIO MENDONCA TAVARES CARNEIRO; LEANDRO DE MELO RIBEIRO; BRUNO ARAUJO DE OLIVEIRA; RICHARD DA SILVA; CLAUDINEI GALANI PEREIRA; JOSE VIRGILIO DA SILVA FEIJO; VANDERLEI SOUZA SILVA; BRUNO PARAGUASSU GUIMARAES; YURI LIMA DOURADO; WELINGTON SANTANA COELHO; THALIS WILLI BONASSA; DOUGLAS COSTA DOS SANTOS; LEILA CLAUDIA CORREA CASTRO; KLEBER NOGUEIRA DA SILVA; EDSON ROBERTO PAROLIN; RENATO FRANCO DE ALMEIDA; RICARDO AMARAL CASTANHEIRA LOPES; GLAUCO WORSCHECH; HUMBERTO SIMOES DE SOUZA RIBEIRO; MOISES VAGNER DORNELAS; ALEXANDRE EDVARD GOMES; RUDOLFO WALTER HUBNER; ILTON PEREIRA JUNIOR; ADAUTO JOSE DOS SANTOS; LADISLAU ALVES PEREIRA NETO; LARISSA VALVERDE DE OLIVEIRA; JANO GILSON TORRES; REINALDO FERREIRA DA SILVA; ERIVELTON OLIVEIRA DE SOUZA; ROBERTA MARTINS DEQUI; EDMEA ANDRADE DE AZEVEDO OLIVEIRA; JOSE OLAVO DE ANDRADE IGNACIO OLIVEIRA; IGOR DE ARAUJO QUEIROZ; PAULO ROBERTO ARALDI BRANDOLI; JEFFERSON ANTONY PRADOS; OSIEL ALVES MILHOMEM; WLADIMIR SAPRUDSKY; MARCELO TEIXEIRA POMBO; CARMESIO LUCAS DA

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SILVA; DIEGO ELIAS DE MORAES PACHECO; ALLISON OLIVEIRA GUEDES; ANTONIO LAUDECI MANTOVANI; FERNANDO CASAGRANDE LIMA; MARCELO CAVALCANTI BASTOS; JOSE GEORGE COUTO BARROS LIMA; JOSE LUIZ BAZANELI FILHO; WAGNER FERNANDO DOS SANTOS; DENILSON LUIS RODRIGUES; GUSTAVO BONATES DE LIMA; LUCAS FORTUNATO RIBEIRO DE RESENDE; LUIS HENRIQUE MARQUES BENTO; JOSIMAR BERLANDA; ZARONE MENDONCA DOS SANTOS; RICHARD CLAYDERMAN ROLIM ANDRADE; MICHEL CARNEIRO DE SOUZA; GISELDA PEREIRA DA SILVA; LUCIANO DE SOUZA SILVEIRA; ALFREDO DOS SANTOS PARAISO; BEIBIANE PEREIRA SILVA; VICTOR GABRIEL CARVALHO PEREIRA; ILSON ZENKER; ADRIANO ROSSETTO JEREMIAS; TULIO CAETANO SOARES SILVA; JANGO DOS SANTOS FEITOSA; MICHAEL AFONSO ARAUJO PINTO; TARSO CURIMBABA SPADINI; JOSE CARLOS MANOEL; IGRID MYLENA AMAZONAS DA SILVA; OBERTERY MICHEL; PHILLIPE SEDYCIAS DE QUEIROZ; EMANUEL NUNES CAVALCANTE FILHO; ADILSON LOPES CORDEIRO; BRUNO CAMPOREZE; MARILZA LEMOS GONCALVES; CRISTIAN RAFAEL FLORES GARCIA; JUSSEDY VIEIRA DOS SANTOS; SANDRO CASTAGNETTI; MONICA YURI TAKEUTI; DANIEL SIDNEY CAVALCANTE; MARLEUDO NOGUEIRA DE OLIVEIRA; EDIRENIO ALTINO MACHADO JUNIOR; ANDRE MONTEIRO DE LIMA; IGOR BARBOSA DA SILVA; GILBERTO DAMIAO MOREIRA; SERGIO BISPO GUIMARAES; MARCUS DOS SANTOS ALEKSANDRAVICIUS; RAQUEL RITTER LONGHI; RENATO ZAMONEL; MARIA LUCIA SURIAN; ANTONIO MARCOS GOULART; JOSE APARECIDO CALCANHOTO; RAIMUNDO WEVERTON SILVA TAVARES; SAMUEL VITOR LOPES DE SOUZA; ELIEZER DE SOUZA CAMPOS; NALBER RICARDO APOLONIO DE LIMA; FELIPE DIEGO DE ALMEIDA BRAZ; GABRIEL AGUIAR DE BARROS GONCALVES; ISAQUE RODRIGUES DE ARAUJO; ANDERSON CARDOSO RIBEIRO; EDEN DE OLIVEIRA SOUZA; APARECIDA CRISTINA DE SOUZA; TIAGO DOREA DE OLIVEIRA; EDUARDO FERREIRA SANTANA; EDICLECIO NASCIMENTO SANTOS; RAPHAEL ALVES SOARES; WILLIAM DE QUEIROZ; FABIO SILVA LINDOLFO; EDMILSON JOSE DA SILVA; JOSE OTHON RIBEIRO MOREIRA NETO; LUIZ RENAN ARTEIRO BUENO; IGOR RAMOS DE OLIVEIRA; ANTONIO AUGUSTO DE OLIVEIRA; MARCELO PROSDOCIMO; JPMORGAN GLOBAL ALLOCATION FUND; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; MISSOURI EDUCATION PENSION TRUST; CONSTRUCTION BUILDING UNIONS SUPER FUND; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; MINISTRY OF ECONOMY AND FINANCE; GLOBAL EX-US ALPHA TILTS FUND; GLOBAL EX-US ALPHA TILTS FUND B; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF; JNL EMERGING MARKETS INDEX FUND; COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA; JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF; FACTORY MUTUAL INSURANCE COMPANY; STOREBRAND SICAV; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; COINVEST LTD; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; J P MORGAN INVESTMENT FUNDS; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; ERIC RODRIGUES; NATANAEL BRUNO DE MELO; DIOGO VASSEM DE OLIVEIRA; SERGIO MENDONCA DE ALMEIDA; WELBER TELES DOS SANTOS; FABRICIO ANTONIO DE MORAIS PIRES; PIETRO DE JESUS MOREIRA; MARCELO GARCIA DO COUTO; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; BARCLAYS MULTI-

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MANAGER FUND PUBLIC LIMITED COMPANY; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; DWS LATIN AMERICA EQUITY FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; CC&L Q EMERGING MARKETS EQUITY FUND LP; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; ISHARES V PUBLIC LIMITED COMPANY; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); ITAU FUNDS - LATIN AMERICA EQUITY FUND; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; BMO MSCI EMERGING MARKETS INDEX ETF; UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; ALASKA PERMANENT FUND; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; CIBC EMERGING MARKETS EQUITY INDEX ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; COLONIAL FIRST STATE EMERGING MARKETS FUND 4; COLONIAL FIRST STATE GLOBAL SHARE FUND 23; COLONIAL FIRST STATE GLOBAL SHARE FUND 22; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; CC&L Q EMERGING MARKETS EQUITY FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; AMERICAN HEART ASSOCIATION, INC.; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; JNL/JPMORGAN GLOBAL ALLOCATION FUND; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; FRANKLIN LIBERTYSHARES ICAV; THE EMERGING M.S. OF THE DFA I.T.CO.; ILLINOIS MUNICIPAL RETIREMENT FUND; CATERPILLAR INVESTMENT TRUST; COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN; THE BOARD OF THE PENSION PROTECTION FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; MANAGED PENSION FUNDS LIMITED; SPDR SP EMERGING MARKETS ETF; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; VICTORIAN FUNDS MAN C A T F V E M T; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; CPPIB MAP CAYMAN SPC; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; THE

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MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; ARROWSTREET (DELAWARE) L/S FUND L.P.; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET CAPITAL COPLEY FUND LIMITED; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; ARROWSTREET US GROUP TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; STANLIB FUNDS LIMITED; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; DEUTSCHE INVEST I BRAZILIAN EQUITIES; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ARERO - DER WELTFONDS -NACHHALTIG; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; XTRACKERS (IE) PUBLIC LIMITED COMPANY; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; COLUMBIA EM CORE EX-CHINA ETF; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORGES BANK; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; PICTET GLOBAL SELECTION FUND - G G M FUND; DFC EMERGING MARKETS EQUITY FUND; ISHARES EMERGING MARKETS DIVIDEND ETF; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; EMERGING MARKETS EQUITY SELECT ETF; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; ADEMAR DE SENA; RODRIGO GUEDES DE CAMARGO; PAULO GILBERTO GIORDANO; LUIZ CARLOS FLORESTA JUNIOR; ALAN RONCOLETA DE OLIVEIRA; DIEGO BARBOSA MAIA; STATE UNIVERSITY RETIREMENT SYSTEM; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; RAYTHEON TECHNOLOGIES C. M. R. TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; CANADA PENSION PLAN INVESTMENT BOARD; SCHWAB EMERGING MARKETS EQUITY ETF; LEGAL & GENERAL GLOBAL EMERGING; MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; NAV CANADA PENSION PLAN; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; LEGAL GENERAL U. ETF P. LIMITED COMPANY; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; TELUS PENSIONS MASTER TRUST; LEGAL & GENERAL ICAV; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PARKER FOUNDATION, INC.; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; SCOTIA PRIVATE EMERGING MARKETS POOL; AURELIO PACHECO RIOS DUARTE; GUSTAVO BURGESE DA SILVA; ROBERTO PERA; JOAO PAULO LOPEZ; RICARDO BARCELOS MELO; CLEBER NOBRE DE ALENCAR; ANDERSON SILVA DA PAZ; RODRIGO DOS SANTOS DAMASCENO; WANDERSON DE OLIVEIRA; RENNY APOLINARIO DA SILVA; EDER ROBERTO CUNHA SILVA; SERGIO LUIS DUTRA DA CRUZ; LEANDRO DALBOSCO MACHADO; THALES SANTOS TERRA; THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; ARROWSTREET INTERNATIONAL EQUITY WORLD EX U.S. ALP; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; SANDRO VIEIRA SOARES; JEAN CARLOS PIGATTO; MUZETTI BUZATO CUNHA; REASSURE LIMITED; CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF; PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND; RONAN SOARES GONCALVES; MIGUEL ANGEL RIVERA APIOLAZA; THE INCUBATION FUND, LTD.; VANGUARD EMERGING MARKETS SELECT STOCK FUND; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY, NATIONAL

7

ASSOCIATION MUL; EDUARDO MIRANDA BRAGA; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; BAY POND INVESTORS USB, LLC; ITHAN CREEK INVESTORS USB, LLC; ANTONIO SALOES MENDES; MERCER UCITS COMMON CONTRACTUAL FUND; LUIS CARLOS DE MORAIS JESUS; WELL MAN FUNDS (LUXEMBOURG) - WELL GLOB RESEARCH EQUITY FUND; WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; RBC CANADIAN MASTER TRUST; BAY POND PARTNERS LP; RENAN MATHEUS DE CARVALHO COTRIM SILVA; PEOPLE S BANK OF CHINA; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING; KIRK ANDERSON BASTOS VIANA; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; AUSTRALIAN RETIREMENT TRUST; CAMBRIA GLOBAL VALUE ETF; WELLINGTON-CIS GLOBAL EQUITY FUND, L.P.; PRIME SUPER; STRIVE EMERGING MARKETS EX-CHINA ETF; UTAH STATE RETIREMENT SYSTEMS; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; GUSTAVO MENDES MIRANDA PEREIRA; CHALLENGE FUNDS - CHALLENGE INTERNATIONAL EQUITY FUND; WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV; JEAN PHILIPPE FRANCOIS ANTOINE PAILE; ALEXSANDRO DIAS BATISTA; TATIANA EVANGELISTA DA COSTA; RODRIGO PEREIRA DA SILVA – by remote voting ballot; IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES FI; ITAÚ FTSE® RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO EM AÇÕES RESPONSABILIDADE LIMITADA; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL; ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO - ARTXHFGD_CCI; ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ PREVIDÊNCIA IBRX FIA; ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES; ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA; IT NOW IFNC FUNDO DE ÍNDICE; ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO - GOLFGD_CCI; IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA; ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA; ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADAAMUNDI INDEX SOLUTIONS; MOST DIVERSIFIED PORTFOLIO SICAV; ONEMARKETS FUND, represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 4, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer